

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

<u>Mail Stop 3010</u>

November 20, 2009

Edward M. Carriero, Jr.
Chief Financial Officer
Sunair Services Corporation
1350 E Newport Center Drive, Suite 201
Deerfield Beach, FL 33442

      Re: Sunair Services Corporation
             Preliminary Proxy Statement on Schedule 14A
             Filed October 2, 2009
             File No. 001-04334

Dear Mr. Carriero:

      We have completed our review of your preliminary information statement on Schedule 14A and have no further comments at this time.

                    Sincerely,

                    Karen J. Garnett
                    Assistant Director

cc: Laura Holm
        Akerman Senterfitt
        Via Facsimile: (954) 463-2224